May 11, 2011

BY EDGAR AND BY FEDERAL EXPRESS

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long, Assistant Director
Chambre Malone, Staff Attorney
Andrew Schoeffler

Re:	Momentive Performance Materials Inc.
Registration Statement on Form S-4
File No. 333-172938

Ladies and Gentlemen:

Set forth below are the responses of Momentive Performance Materials Inc. (the “Registrant”), to the comment letter, dated April 5, 2011, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on March 18, 2011. The Registrant has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface, followed by the Registrant’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Registration Statement on Form S-4

General

1.	We note that you have requested confidential treatment for portions of two exhibits to your registration statement. We will send comments on your confidential treatment applications under separate cover. Please be advised that we will not accept a request for acceleration of the registration statement until we have resolved all comments.

The Registrant submitted its response to the Staff’s comments on the confidential treatment applications. Per the Staff’s telephonic communication on May 10, 2011, all comments to the confidential treatment applications have been resolved.

Cover page of the prospectus

2.	Please revise the cover page of the prospectus to clearly state which entity is issuing the notes in the exchange offer.

In response to the Staff’s comment, the Registrant has revised the prospectus cover page to include the following description of the issuing entity of the notes in the second sentence of the fifth paragraph: “The issuer of the Notes is Momentive Performance Materials Inc.”

Exhibit 5.1

3.	Please file a dated and signed legality opinion before requesting acceleration of the registration statement.

The Registrant has filed the requested opinion along with the Amendment as Exhibit 5.1 to the Registration Statement.

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The Registrant hereby acknowledges that (i) the actions of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the Registration Statement do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in such filing, (ii) the Staff’s comments, and changes to disclosure in the Registration Statement in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert the Staff’s review of the Registration Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 408-2440.

Sincerely,

/s/ William B. Kuesel

William B. Kuesel

of O’MELVENY & MYERS LLP

cc:	Douglas A. Johns, Esq.
Momentive Performance Materials Inc.

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